

August 7, 2014

Via Email
Mr. Geoffrey Davis
Chief Financial Officer
Melco Crown Entertainment Limited
36th Floor, The Centrium
60 Wyndham Street
Central, Hong Kong

      Re: **Melco Crown Entertainment Limited**
               Form 20-F
               Filed April 15, 2014
               File No. 001-33178

Dear Mr. Davis:

We have reviewed your correspondence dated August 4, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>City of Dreams Manila, page 58</u>

1.   We note your response to comment 1 from your letter dated August 4, 2014. Please tell us how you intend to account for the construction and subsequent operation of City of Dreams Manila. For instance, tell us and disclose in future filings if the project meets the definition of a joint venture, and if so, if it will be accounted for under the equity method or consolidated. Cite relevant accounting literature in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief